June 2, 2014

VIA EDGAR AND

VIA EMAIL

Ms. Susan Block

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	WL Ross Holding Corp.
Registration Statement on Form S-1
Filed May 9, 2014, as amended
File No. 333-195854

Dear Ms. Block:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of WL Ross Holding Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 p.m. EST on Thursday, June 5, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that 1,169 copies of the Preliminary Prospectus dated May 30, 2014 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

As Representatives of the several

Underwriters

By: Deutsche Bank Securities Inc.

By:	/s/ Neil Abromavage
Name:	Neil Abromavage
Title:	Managing Director

By:	/s/ John Reed
Name:	John Reed
Title:	Director

By: Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Cary H. Thompson
Name:	Cary H. Thompson
Title:	Vice Chairman